09059194

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67827

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER: BlackRock Capital Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) New York (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/23/09

AFFIRMATION

I, Paul Greenberg, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Capital Markets, LLC (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Greenberg 2/26/09

Signature Date

Managing Director

Title

Tina Stewart 2/26/09

Notary Public

TINA STEWART
NOTARY PUBLIC - State of New York
No. 01ST6145421
Qualified in Queens County
Commission Expires 5/8/10

BlackRock Capital Markets, LLC

TABLE OF CONTENTS

BlackRock Capital Markets, LLC

Financial Statements
and Supplemental Information

Year ended December 31, 2008

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors and Member of
BlackRock Capital Markets, LLC
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Capital Markets, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Capital Markets, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to Rule SEC 15c3-3 Under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Yours truly,

Deloitte & Touche LLP

February 27, 2009

BlackRock Capital Markets, LLC

Statement of Financial Condition

December 31, 2008

(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$1,459
Other assets	16
Total assets	$1,475
Liabilities	
Accounts payable and accrued liabilities	$20
Due to related parties	23
Total liabilities	43
Member's equity	1,432
Total liabilities and member's equity	$1,475

See accompanying notes to financial statements.

BlackRock Capital Markets, LLC
Statement of Operations
Year ended December 31, 2008
(Dollar amounts in thousands)

Revenue	
Interest income	$9
Total revenue	9
Expenses	
Auditing fees	20
Other expenses	
Other third parties	21
Related party	25
Total expenses	66
Net loss	($57)

See accompanying notes to financial statements.

BlackRock Capital Markets, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2008
(Dollar amounts in thousands)

	Member's Equity
December 31, 2007	$489
Capital contribution	1,000
Net loss	(57)
December 31, 2008	$1,432

See accompanying notes to financial statements.

BlackRock Capital Markets, LLC
Statement of Cash Flows
Year ended December 31, 2008
(Dollar amounts in thousands)

Cash flows from operating activities	
Net loss	($57)
Adjustments to reconcile net loss to cash from operating activities:	
Changes in operating assets and liabilities:	
Other assets	(8)
Accounts payable and accrued liabilities	20
Due to related parties	3
Cash from operating activities	(42)
Cash flows from financing activities	
Capital contribution	1,000
Cash from financing activities	1,000
Net increase in cash and cash equivalents	958
Cash and cash equivalents, beginning of year	501
Cash and cash equivalents, end of year	$1,459

See accompanying notes to financial statements.

1. Organization

BlackRock Capital Markets, LLC ("BRCM" or the "Company"), a Delaware company, is a wholly-owned subsidiary of BlackRock, Inc. ("BlackRock",or "BRI"). The Company was formed in 2007 and was registered as a broker-dealer under the Securities and Exchange Act of 1934 in August 2008. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company was formed for the purpose of providing non-clearing broker-dealer activities to an affiliate and indirect wholly owned subsidiary of BRI, which in turn provides investment advisory services to third party clients. As of December 31, 2008, the Company has not commenced any of its intended operations.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities, when purchased, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue is recorded on trade date. Other revenue is recognized when earned or when the contractual services are completed.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BRI is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure eligible financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis, must be applied to an entire instrument and it is irrevocable once elected. Assets and liabilities measured at fair value pursuant to SFAS No. 159 are required to be reported separately in the statement of financial condition from those instruments measured using another accounting method. The Company adopted SFAS No. 159 on January 1, 2008; however, elected not to apply the fair value option to any of its eligible financial assets or liabilities at that date. Therefore, the adoption of SFAS No. 159 had no impact on the Company's financial statements. The Company may elect the fair value option for any future eligible financial assets or liabilities upon their initial recognition.

(Dollar amounts in thousands)

3. Related Party Transactions

BRI or its wholly owned subsidiaries provide general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas which, in management's view, result in reasonable allocations. During the year ended December 31, 2008, the Company incurred charges from BRI totaling $25 pursuant to this arrangement. Of this amount, $7 was included in due to related parties at December 31, 2008. These amounts do not bear interest.

In addition, general and administrative expenses of $16 were incurred on behalf of the Company by a wholly owned subsidiary of BRI and are included in due to related parties at December 31, 2008.

Due to related parties is recorded net where the legal right of offset exists.

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements can not be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any liability arising under these arrangements is remote. Consequently, no liability has been recorded on the statement of financial condition.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Securities and Exchange Commission ("SEC") Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain a minimum net capital requirement of $250. The Company calculated its net capital requirements using the alternative method under SEC Rule 15c3-1. At December 31, 2008, the Company's regulatory net capital of $1,406 was $1,156 in excess of this regulatory requirement.

BlackRock Capital Markets, LLC

Computation of Net Capital for Brokers-Dealers
Pursuant to SEC Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2008
(Dollar amounts in thousands)

Total member's equity	$1,432
Less: Non-allowable assets	16
Net capital before haircuts	$1,416
Less: Haircuts on cash equivalents	10
Net capital	$1,406
Minimum capital required	$250
Capital in excess of minimum required	$1,156
Net capital in excess of 5% of combined aggregate debit items or $120	$1,286

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Monthly 17a-5(a) filed on January 27, 2009 as of December 31, 2008.

BlackRock Capital Markets, LLC

Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2008

The Company is exempt from the provisions of the SEC Rule 15c3-3 of the Securities and Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

To the Board of Directors and Member of
BlackRock Capital Markets, LLC
New York, New York

In planning and performing our audit of the financial statements of BlackRock Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17 a-5(g) under Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

BLACKROCK CAPITAL MARKETS, LLC
(SEC ID. No.8-67827)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.